SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                              TASEKO MINES LIMITED
                                (Name of Issuer)

                                  COMMON SHARES
                         (Title of Class of Securities)

                                     876511
                                 (CUSIP Number)
                                December 20, 2002
             (Date of Event which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [   ]    Rule 13d-1(b)
      [|X|]    Rule 13d-1(c)
      [   ]    Rule 13d-1(d)

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                                      -2-

1)      Names of Reporting Persons;
        I.R.S. Identification Nos. of Above Persons (Entities Only)

        DUNDEE WEALTH MANAGEMENT INC. ("Dundee Wealth")
2)
        Check the Appropriate Row if a Member of a Group (See Instructions)
        (a) [   ]
        (b) [   ]

________________________________________________________________________________
3)
         SEC Use Only

________________________________________________________________________________
4)
        Citizenship or Place of Organization          Canada

                ________________________________________________________________

  NUMBER OF     5) Sole Voting Power                  3,258,750/1/ Common Shares

                ________________________________________________________________
   SHARES
 BENEFICIALLY   6) Shared Voting Power                Nil
   OWNED BY
                ________________________________________________________________

    EACH        7) Sole Dispositive Power             3,258,750/1/ Common Shares
  REPORTING
   PERSON
                ________________________________________________________________
    WITH
                8) Shared Dispositive Power           Nil
                ________________________________________________________________

9)      Aggregate Amount Beneficially Owned by Each Reporting Person

                                                      3,258,750/1/
        ________________________________________________________________________

10)
        Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                       [     ]
        ________________________________________________________________________

11)
              Percent of Class Represented by Amount in Row 9          7%
        ________________________________________________________________________
12)
              Type of Reporting Person         CO
        ________________________________________________________________________

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                                      -3-

    Item 1(a).      Name of Issuer:

                    Taseko Mines Limited ("Taseko")

    Item 1(b).      Address of Issuer's Principal Executive Offices:

                    Suite 1020-800 West Pender Street, Vancouver,
                    British Columbia, V6C 2V6

    Item 2(a).      Name of Person Filing:

                    Dundee Wealth Management Inc.

    Item 2(b).      Address of Principal Business Office or, if none, Residence:

                    40 King Street, Scotia Plaza, 55th Floor, Toronto, Ontario M5H 4A9

    Item 2(c).      Citizenship:

                    Canada

    Item 2(d).      Title of Class of Securities:

                    Common Shares

    Item 2(e).      CUSIP Number:

                    23077R

    Item 3.         N/A

    Item 4.         Ownership.


    (a) Amount beneficially owned: 3,258,750/1/ Common Shares
    (b) Percent of class: 7%
    (c) Number of shares as to which such person has:
        (i)   Sole power to vote or to direct the vote 3,258,750/1/
        (ii)  Shared power to vote or to direct the vote Nil
        (iii) Sole power to dispose or to direct the disposition of 3,258,750/1/
        (iv)  Shared power to dispose or to direct the disposition of Nil

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                                      -4-

    Item 5.         Ownership of Five Percent or Less of a Class.

                    N/A

    Item 6.         Ownership of More than Five Percent on Behalf of Another
                    Person.

                    N/A

    Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                    o CMP 2002 Resource Limited Partnership, the general partner of which is a wholly-owned subsidiary of Dundee Wealth holds 2,000,000 common shares and 1,000,000 warrants to purchase common shares of Taseko.

                    o Dundee Securities Corporation, a subsidiary of Dundee Wealth holds 258,750 options of Taseko.

    Item 8.         Identification and Classification of Members of the Group.

                    N/A

    Item 9.         Notice of Dissolution of Group.

                    N/A

    Item 10.        Certification.


         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                      -5-


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      January 3, 2003
                                      ------------------------------------------

                                      DUNDEE WEALTH MANAGEMENT INC.
                                      By:

                                      /s/ Lori E. Beak
                                      ------------------------------------------
                                      (Signature)

                                      Assistant Secretary
                                      ------------------------------------------
                                      (Title)

/1/ Includes 1,000,000 warrants to purchase common shares at $0.50 until December 20, 2004 and 258,750 options to purchase common shares at $0.40 until December 20, 2003.